UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 9, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, May 9, 2018.

DAL N° 521/18

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

Gerencia Técnica y de Valores Negociables

Re: Material Fact. Stock BuyBack in compliance with Article 64 of Argentine Capital Market Law (Ley de Mercado de Capitales) and the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores)

Dear Sirs,

I am contacting you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in compliance with Article 11 of Chapter I, Title II and Article 2, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores (“CNV”) (T.O. 2013), in order to inform you that on the date hereof the Company’s Board of Directors approved the Company’s stock buyback, in compliance with Article 64 of the Argentine Capital Market Law (Ley de Mercado de Capitales) No. 26,831  (“Law No. 26,831”) and CNV Rules.

We inform you that by virtue of the distortion existing between the economic value of the Company, measured by its current businesses and those arising from ongoing projects, and the current quotation price of the Company’s shares in the market, an impairment to the interests of shareholders has been generated.  Therefore, and in order to mitigate the referred impact, the Board of Directors has approved the stock buyback in view of the Company’s solid cash position and investments.

The buyback’s terms and conditions are described hereinbelow:

1. Purpose: contribute to reducing the distortion existing between the economic value of the Company, measured by its current businesses and ongoing projects, and the current quotation price of the Company’s shares in the market, which results in an impairment in the interests of its shareholders.

2. Maximum amount to be invested: up to AR$ 1,700,000,000 (One point Seven Billion Argentine Pesos).

3. Maximum number of shares or maximum stake in the capital stock to be subject to the buyback: treasury shares may not exceed, in the aggregate, 10% of the capital stock (currently, the Company has no treasury shares). In order to comply with Article 64 of Law No. 26,831, the shares to be acquired are fully paid-up.

4. Daily limit for Argentine market transactions: pursuant to the provisions of Law No. 26,831, the limit is of up to 25% of the average volume of daily transactions of shares during the immediately preceding 90 (ninety) business day period.

5. Price to be paid for the shares: up to a maximum of AR$ 95 (ninety five Argentine Pesos) per share in Bolsas y Mercados Argentinos S.A. and of US$ 20 (twenty US dollars) per ADR in the New York Stock Exchange.

6. Origin of the funds: the buyback shall be made out of liquid and realized profits, as reflected by the Financial Statements for the quarterly period ended March 31, 2018, approved by the Board of Directors meeting No. 525 of even date hereof. Such Financial Statements reflect that TGS has the necessary liquidity to carry out such buyback, without impairing its solvency.

7. Period for implementing the buyback: the Company shall carry out the buyback during a period of 120 (one hundred and twenty) calendar days, calculated as from the business day immediately following the date of publication of the buyback in market communication means, subject to any renewal or extension of the period as approved by the Board of Directors, which shall be disclosed to the investor public by such means.

8. Internal notification: Directors, statutory auditors (síndicos) and senior managers shall be informed that, during the effective period of the Company’s buyback, they may not sell any shares they hold and/or manage, either directly or indirectly, in TGS during the referred period.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

Transportadora de Gas del Sur S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: May 9, 2018.